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January 29, 2014

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington,  D.C.  20549-7561

Re:	GeoPark Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed January 21, 2014
File No. 333-191068

Dear Mr. Schwall:

By letter dated January 27, 2014 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 4 to the Registration Statement on Form F-1 (the “Registration Statement”) of GeoPark Limited (formerly known as GeoPark Holdings Limited) (the “Company”) relating to a proposed offering in the United States of common shares (“Shares”). The Company has provided responses to your comments as indicated below. To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter.  The Company supplementally advises the Staff that it intends to file an amendment to the Registration Statement, which will include the revised disclosure discussed below and reflected in the marked pages attached hereto.  Further, as noted in the Company’s response to comment 6 below, the Company will refile the underwriting agreement, including previously omitted exhibits, as an exhibit to such amended Registration Statement.  References to page numbers in the F-1 are to page numbers in the marked pages of the F-1 attached hereto.

Capitalization, page 79

1.                                      We are unable to reconcile the various amounts you indicate throughout your filing regarding the total underwriting discounts and commissions and estimated offering expenses. Please provide detailed disclosure as to how you determined the total amount of underwriting discounts and commissions and estimated offering expenses, giving specific clarity as to the component amounts making up such total amount. Please also include sufficient information describing what the impact to such component amounts will be, if any, if the underwriters’ overallotment option is exercised, as well as the impacts to any pro forma calculations of assumed increases or decreases in the initial offering price and number of shares to be issued. Provide conforming clarification in your corresponding expense disclosures on page 262.

The Company acknowledges the Staff’s comment. The Company has revised the disclosure on pages 79-80 and 263 to provide the requested information.

Dilution, page 80

2.                                      Please provide us with your calculation of net tangible book value of $263.8 million, as of September 30, 2013. In this regard, please tell us what component amounts of goodwill and other intangible assets were excluded from your calculation, if any, and where the corresponding disclosure of any reconciling amounts is made in your unaudited financial statements as of such date.

The Company acknowledges the Staff’s comment and notes that no goodwill or other intangible assets were excluded from the calculation as the Company has not recorded any amounts under either item as of September 30, 2013. The Company has included clarifying disclosure on page 81.

3.                                      You state your net tangible book value per common share of $6.01, as of September 30, 2013, was determined by dividing net tangible book value by 43,859,232, the total number of common shares then outstanding. Please reconcile for us the amount of common shares you used in this calculation to the 43,495,585 common shares disclosed as being issued, in Note 10 — Share Capital, to your September 30, 2013 unaudited financial statements, page F-18.

The Company acknowledges the Staff’s comment and informs the Staff that 43,589,232 shares reflects the total number of common shares outstanding as of September 30, 2013. The Company has revised the disclosure on page F-18 to correct the typographical error.

4.                                      In the table, you disclose the “Percentage of dilution in net tangible book value per common share for new investors” was 33%. Please provide us with your underlying calculation of this percentage.

The Company acknowledges the Staff’s comment and has revised the disclosure for “percentage of dilution in net tangible book value per common share for new investors” to 25%.

The calculation is as follows:

$2.21 [dilution per common share to new investors] * 100	= 25%
$9.00 [assumed offering price]

Dilution per common share to new investors is $2.21, calculated as:

$9.00 [assumed offering price] less $6.79 [pro forma net tangible book value per common share after the offering]

Pro forma net tangible book value per common share after the offering is $6.79, calculated as:

$263.82 million [Net tangible book value plus $169.8 million net proceeds of the offering]
63,859,232 [pro forma number of common shares outstanding after the offering]

5.                                      In the last two paragraphs on page 80, you describe what the pro forma impacts would be on your net tangible book value after the offering and the dilution per common share to investors from assumed increases (decreases) in the offering price per common share or exercise of the underwriters’ option to purchase additional common shares. Such pro forma calculations do not appear to include any incremental underwriting discounts and commissions or additional offering expenses. Please confirm to us whether this will be true and, if so, expand your disclosure to indicate such. If this is not true, please revise your disclosure to reflect the pro forma impacts of any additional discounts, commissions and offering expenses associated with the pro forma situations described.

The Company acknowledges the Staff’s comment and has revised the disclosure to account for incremental underwriting discounts and commissions for such pro forma amounts. The Company notes that changes to offering expenses for either scenario described in the last two paragraphs on page 81 are expected to be de minimis.

Exhibits

6.                                      Please re-file the form of underwriting agreement in complete form, including the omitted exhibits.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it intends to refile the underwriting agreement to include the omitted exhibits in an amendment to the Registration Statement.

*  *  *  *

Should you have any questions about the responses contained herein, please contact Maurice Blanco of Davis Polk & Wardwell LLP at (212) 450-4086, Martin Barbafina of Price Warehouse & Co. S.R.L. at +54 11 4850 4762 or myself at +56 (2) 2242 9600.

Very truly yours,

/s/ Andrés Ocampo

Andrés Ocampo
Chief Financial Officer

Enclosures

cc:	Pedro Aylwin Director of Legal and Governance GeoPark Limited
cc:	Maurice Blanco Davis Polk & Wardwell LLP
cc:	Martin Barbafina Price Waterhouse & Co. S.R.L.
cc:	John Vetterli White & Case LLP

Annex

Registration Statement Marked Pages

 Capitalization

The following table sets forth our cash at bank and in hand, borrowings and capitalization as of September 30, 2013, derived from our Interim Consolidated Financial Statements prepared in accordance with IFRS:

•
on an actual basis; and

•
as adjusted to give effect to:

  •
  the receipt by us of approximately US$169.8 million in estimated net proceeds from the sale of 20,000,000 common shares in this offering at an offering price of US$9.00 per common share (the midpoint of the range set forth on the cover of this prospectus), and assuming no exercise of the option to purchase additional common shares by the underwriters,

  •
  the deduction of approximately US$6.0 million of estimated underwriting discounts and commissions (US$0.40 per share) as described further below, and

  •
  estimated offering expenses of US$4.2 million payable by us in connection with the offering.

The table below should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our interim Consolidated Financial Statements and the notes thereto, included elsewhere in this prospectus.

	As of September 30, 2013
(In thousands of US$)	Actual	As adjusted

Cash at bank and in hand	104,797	274,597
Total non-current borrowings(1)	290,490	290,490
Equity attributable to owners of the Company
Common shares, par value US$0.001 per share, 43,859,232 issued and outstanding actual, and 63,859,232 issued and outstanding as adjusted	43	63
Share premium	120,338	290,118
Reserves	127,848	127,848
Retained earnings	15,593	15,593

Total equity attributable to owners of the Company	263,822	433,622

Total capitalization(2)(3)	554,312	724,112

(1)
Our total non-current borrowings are all secured and guaranteed by us.

(2)
Total capitalization includes total non-current borrowings plus total equity attributable to owners of the Company.

(3)
For every US$1.00 increase (decrease) in the price per common share received by us in the offering, assuming the sale of 20,000,000 common shares in this offering, the estimated underwriting commissions and discounts we will pay will increase (decrease) by approximately US$0.7 million, resulting in an increase (decrease) in cash at bank and in hand, total equity attributable to owners of GeoPark and our total capitalization of approximately US$19.3 million. For every 1,000,000 increase (decrease) in the number of common shares sold by us in this offering, assuming an offering price of US$9.00 per common share (the midpoint of the range set forth on the cover of this prospectus), the estimated underwriting commissions and discounts we will pay will increase (decrease) by approximately US$0.4 million, resulting in an increase (decrease) in cash at bank and in hand, total equity attributable to owners of GeoPark and our total capitalization by approximately US$8.6 million. In each case described above, our estimated offering expenses will change by a de minimis amount.

The estimated amount of underwriting discounts and commissions reflects management's current expectations based on discussions with the underwriters for this offering and therefore may change. The estimated amounts of underwriting discounts and commissions also assume that certain private investment funds managed and controlled by Cartica Management, LLC will acquire an aggregate of up to 5,000,000 common shares pursuant to their indication of interest and that the underwriters will not receive any discounts or commissions on the common shares sold to such funds. The amounts described above may differ from the actual amounts paid.

If the underwriters exercise their over-allotment option in full to purchase 3,000,000 additional common shares at an offering price of US$9.00 per common share (the midpoint of the range set forth on the cover of this prospectus), the estimated underwriting discounts and commissions we will pay will increase by approximately US$1.2 million, and our estimated offering expenses will increase by a de minimis amount. Cash at bank and in hand will increase by approximately US$25.8 million and our issued and outstanding common shares will increase to 66,859,232 common shares. This will result in total equity attributable to owners of the Company and total capitalization each increasing by US$25.8 million.

For a breakdown of the estimated offering expenses payable by us, see "Expenses of the offering."

 Dilution

As of September 30, 2013, we had a net tangible book value of US$263.8 million, corresponding to a net tangible book value of US$6.02 per common share. Net tangible book value per common share represents the amount of our total tangible assets less our total liabilities, excluding goodwill and other intangible assets, if any, divided by 43,859,232, the total number of our common shares outstanding as of September 30, 2013. We did not have any goodwill and other intangible assets as of September 30, 2013.

After giving effect to the sale by us of the 20,000,000 common shares offered in the offering, and considering an offering price of US$9.00 per common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions of approximately US$6.0 million and estimated offering expenses of approximately US$4.2 million payable by us, our net tangible book value estimated as of September 30, 2013 would have been approximately US$433.62 million, or US$6.79 per common share. This represents an immediate increase in net tangible book value of US$0.77 per share to existing shareholders and an immediate dilution in net tangible book value of US$2.21 per share to new investors purchasing common shares in this offering. Dilution for this purpose represents the difference between the price per common shares paid by these purchasers and net tangible book value per common share immediately after the completion of the offering.

The following table illustrates this dilution to new investors purchasing common shares in this offering.

Net tangible book value per common share as of September 30, 2013	6.02
Increase in net tangible book value per common share attributable to this offering	0.77
Pro forma net tangible book value per common share after the offering	6.79
Dilution per common share to new investors	2.21
Percentage of dilution in net tangible book value per common share for new investors	25%

Each US$1.00 increase (decrease) in the offering price per common share, respectively, would increase (decrease) the net tangible book value after this offering by US$0.30 per common share and the dilution to investors in the offering by US$0.70 per common share assuming the sale of 20,000,000 common shares in this offering, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional common shares in full, we will be required to pay an additional US$1.2 million in underwriting commissions and discounts, and our offering expenses will increase by a de minimis amount. As a result, the net tangible book value after this offering would increase by US$0.10 per common share, the pro forma net tangible book value per common share after this offering would be $6.87 and investors in this offering will incur immediate dilution of US$2.13 per common share, in each case assuming an offering price of $9.00 per common share (the midpoint of the range set forth on the cover of this prospectus).

 Expenses of the offering

We estimate that our expenses in connection with the offering, other than underwriting discounts and commissions and assuming no exercise of the underwriters' over-allotment option, will be as follows:

	Amount (in US$)	Percentage of net proceeds of the offering (%)

SEC registration fee	30,384	0.02
NYSE listing fees	25,000	0.01
FINRA filing fee	35,000	0.02
Printing expenses	300,000	0.18
AIM delisting fees	105,617	0.06
Transfer agent fees	10,000	0.01
Engineering fees	225,688	0.13
Legal fees and expenses	2,443,070	1.44
Accountant fees and expenses	713,311	0.42
Miscellaneous fees	321,604	0.19

Total	4,210,662	2.48

All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

If the underwriters exercise their over-allotment option in full to purchase 3,000,000 additional common shares, our estimated offering expenses will increase by a de minimis amount.

Note 10

Share capital

Issued share capital	Nine-months period ended 30 September 2013	Nine-months period ended 30 September 2012	Year ended 31 December 2012

Common stock (US$ 000)	43	43	43
The share capital is distributed as follows:
Common shares, of nominal US$0.001	43,859,232	42,474,274	43,495,585
Total common shares in issue	43,859,232	42,474,274	43,495,585

Authorised share capital
US$ per share	0.001	0.001	0.001
Number of common shares (US$0.001 each)	5,171,949,000	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949	5,171,949

Note 11

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2013	At 30 September 2012	Year ended 31 December 2012

Bond GeoPark Latin America Agencia en Chile(a)	294,037	—	—
Bond GeoPark Fell SpA(b)	—	131,720	129,452
Methanex Corporation(c)	—	8,036	8,036
Banco de Crédito e Inversiones(d)	2,178	7,881	7,859
Overdrafts(e)	10	10,627	10,000
Banco Itaú(f)	—	37,500	37,685
	296,225	195,764	193,032

Classified as follows:

Current	5,735	30,873	27,986
Non-Current	290,490	164,891	165,046

(a)     During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and will carry a coupon of 7.50% per annum to yield 7.625% per annum. Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Chilean Branch and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans. Notes were rated single B by both Standard & Poor's and Fitch Ratings.

The net proceeds of the notes were partially used to repay debt of approximately US$ 170 million, including the existing Reg S Notes due 2015 and the Itaú loan. The remaining proceeds will be used to finance the Company's expansion plans in the region. The transaction extends GeoPark?s debt maturity significantly, allowing the Company to allocate more resources to its investment and inorganic growth programs in the coming years.

(b)     Private placement of US$ 133,000,000 of Reg S Notes on 2 December 2010. The Notes carried a coupon of 7.75% per annum and mature on 15 December 2015. These Notes were fully repaid in March 2013.

F-18

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Capitalization
Dilution
Expenses of the offering